THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


                        SUPPLEMENT DATED JANUARY 1, 1998
                                       TO
                             EQUI-VEST(R) PROSPECTUS



                                DATED MAY 1, 1997


      For Purchasers of Roth IRA Contracts, including individuals who roll over funds from EQUI-VEST IRA Contracts and Certificates under Section
                     408(b)of the Code ("Traditional IRAs")


This Supplement modifies certain information contained in the prospectus dated May 1, 1997 ("Prospectus") as it relates to Traditional IRA Contracts and the new Roth IRA Contracts offered by The Equitable Life Assurance Society of the United States ("Equitable Life").

THIS SUPPLEMENT ALSO MODIFIES, TO THE SAME EXTENT, CERTAIN INFORMATION RELATING TO EQUI-VEST CONTRACTS CONTAINED IN THE EQUI-VEST(R) AND MOMENTUM PROSPECTUS DATED MAY 1, 1996, AS SUPPLEMENTED MAY 1, 1997, EXCEPT THAT REFERENCES HEREIN TO "PART 9 OF THE PROSPECTUS" ARE TO "PART 10" OF THE MAY 1, 1996 PROSPECTUS.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

The EQUI-VEST Roth IRA is designed to qualify as a Roth individual retirement annuity under Sections 408A and 408(b) of the Code. Your interest in the Roth IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the benefits or payments.

This prospectus contains information the IRS requires to be disclosed to you before you purchase an individual retirement arrangement. This Supplement covers some of the special tax rules that apply to Roth IRAs. Further information regarding individual retirement arrangements generally can be found in Internal Revenue Service Publication 590, entitled "Individual Retirement Arrangements
(IRAs)," which is generally updated annually, and can be obtained from any IRS district office.

The term "IRA" may generally refer to all individual retirement arrangements, including individual retirement accounts and individual retirement annuities. In addition to being available in both trusteed or custodial account form or individual annuity form, there are many varieties of IRAs. There are "Traditional IRAs" which are generally funded on a pretax basis. There are Roth IRAs, newly available in 1998, which must be funded on an after-tax basis. Other forms of IRAs issued and funded in connection with employer-sponsored retirement plans are not discussed here.

There is no limit to the number of IRAs (including Roth IRAs) you may establish or maintain as long as you meet the requirements for establishing and funding the IRA. However, if you maintain multiple IRAs you may be required to aggregate IRA values or contributions for tax purposes. You should be aware that all types of IRAs are subject to certain restrictions in order to qualify for special treatment under the Federal tax law.

We have received favorable opinion letters from the IRS approving the forms of the individual Contract and group certificates for EQUI-VEST as a Traditional IRA. Such IRS approval is a determination only that the form of the contract or certificate meets the requirements for an individual retirement annuity and does not represent a determination of the merits of the contract or certificate as an investment. The IRS does not yet have a procedure in place for approving the form of Roth IRAs.

CANCELLATION

You can cancel a newly issued EQUI-VEST Roth IRA Contract by following the directions in Part 1 of the Prospectus under "10-Day Free Look for EQUI-VEST." If you have converted a Traditional IRA Contract and received a Roth



          Copyright 1997 The Equitable Life Assurance Society of the
                      United States. All rights reserved.

888-1142    Cat. No. 127541

IRA Endorsement, you can cancel the Endorsement by following the instructions in the "Request for Full Conversion to an EQUI-VEST Roth IRA" Form. Since there may be adverse tax consequences if a Contract is cancelled (and because we are required to report to the IRS certain distributions from cancelled IRAs), you should consult with a tax adviser before making any such decision.

CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to purchase a Roth IRA, or as later additions to an existing Roth IRA: "regular" after-tax contributions out of earnings, taxable "rollover" contributions from Traditional IRAs ("conversion" contributions), tax-free rollover contributions from other Roth IRAs, or tax-free direct transfers from other Roth IRAs ("direct transfers"). See "Contributions under the Contracts" in Part 6 of the Prospectus. The immediately following discussion relates to "regular" Roth IRA contributions. Direct transfer and rollover contributions are discussed below under "Rollovers and Direct Transfers."

Regular Contributions to Roth IRAs

Generally, $2,000 is the maximum amount which may be contributed annually to all Traditional IRAs and Roth IRAs maintained by an individual in any taxable year. The above limit may be less where the individual's earnings are below $2,000. The $2,000 annual limit does not apply to rollover or direct transfer contributions into a Roth IRA.

Where married individuals file joint income tax returns, their compensation effectively can be aggregated for purposes of determining the permissible amount of regular contributions to Traditional IRAs (and Roth IRAs). Even if one spouse has no compensation or compensation under $2,000, married individuals filing jointly can contribute up to $4,000 for any taxable year to any combination of Traditional IRAs and Roth IRAs. (Any contributions to Roth IRAs reduce the ability to contribute to Traditional IRAs and vice versa.) The maximum amount may be less if earnings are less and the other spouse has made IRA contributions. No more than $2,000 can be contributed annually to either spouse's Traditional IRAs or Roth IRAs. Each spouse owns his or her individual retirement arrangements (Traditional IRA and Roth IRA) even if contributions were fully funded by the other spouse.

As long as the individual has earnings as described above of at least the amount of the contribution, there is no maximum income limit which would prevent him or her from making regular contributions to a Traditional IRA. (The individual's income, however, may affect the deductibility of the Traditional IRA contribution.) In contrast, Roth IRA contributions cannot be made for any year for which an individual's Federal income tax filing status is "married filing jointly" and adjusted gross income is over $160,000, or filing status is single with adjusted gross income over $110,000.

Roth IRA contributions may be made in reduced amounts for married individuals filing jointly with adjusted gross income between $150,000 and $160,000 and single taxpayers with adjusted gross income between $95,000 and $110,000. A married individual filing separately with adjusted gross income of more than $10,000 cannot make a regular Roth IRA contribution; and the amount of the permissible contribution is phased out for married individuals filing separately with adjusted gross income of between $0 and $10,000. For the potential effects of violating these rules, see discussion of "Excess Contributions" below.

Contributions may be made for a tax year until the deadline for filing a Federal income tax return for that tax year (without extensions). In contrast to Traditional IRAs, regular contributions to Roth IRAs are allowed for the tax year in which an individual attains age 70 1/2 or any tax year after that.

Roth IRA contributions are not tax deductible.

Rollovers and Direct Transfers

Rollover contributions may be made to a Roth IRA from only two sources: (i) another Roth IRA, or (ii) another Traditional IRA in a "conversion" rollover. No contribution may be made to a Roth IRA from a qualified plan under Section 401(a) of the Code, or a tax-sheltered arrangement under Section 403(b) of the Code. Currently, we also do not accept rollover contributions from SEP-IRAs, SARSEP-IRAs or SIMPLE-IRAs. The rollover must be made within 60 days of the date the proceeds from the other Roth IRA or the Traditional IRA were received.

Direct transfer contributions may be made to a Roth IRA only from another Roth IRA. The difference between a rollover and a direct transfer is that in a rollover the individual actually receives the funds rolled over, or constructively receives them in the case of a change from one type of plan to another. In a direct transfer, the individual never takes possession of the funds, but directs the first Roth IRA custodian, trustee or issuer to transfer funds directly to Equitable, as the Roth IRA issuer. Roth IRA to Roth IRA rollovers are limited to once every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollovers and can be made more frequently than once a year.

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

Conversion Rollover Contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are deemed to withdraw) all or a portion of funds from a Traditional IRA you maintain and roll it over to a Roth IRA within 60 days after you receive (or are deemed to receive) the Traditional IRA proceeds. Unlike a rollover from a Traditional IRA to another Traditional IRA, the conversion rollover transaction involving a Roth IRA is not tax-exempt; the distribution from the Traditional IRA is generally fully taxable. (If you have ever made nondeductible regular contributions to any Traditional IRA -- whether or not it is the Traditional IRA you are converting -- a pro rata portion of the distribution is tax exempt.)

However, even if you are under age 59 1/2, there is no premature distribution penalty on the Traditional IRA withdrawal. Also, a special rule applies to Traditional IRA funds converted to a Roth IRA in calendar year 1998 only. For 1998 Roth IRA conversion transactions you include the gross income from the Traditional IRA conversion ratably over the four-year period 1998-2001. See discussion of pre-age 59 1/2 withdrawal penalty and the special penalties that could apply to premature withdrawals of converted funds under "Penalty Tax on Premature Distributions," below.

YOU CANNOT MAKE CONVERSION ROLLOVER CONTRIBUTIONS TO A ROTH IRA FOR ANY TAXABLE YEAR IN WHICH YOUR ADJUSTED GROSS INCOME EXCEEDS $100,000. (For this purpose, adjusted gross income is computed without the gross income stemming from the Traditional IRA conversion.) You also cannot make conversion rollover contributions to a Roth IRA for any taxable year in which your Federal income tax filing status is "married filing separately."

Finally, you cannot make conversion rollover contributions to a Roth IRA to the extent that the funds in the Traditional IRA are subject to the annual required minimum distribution rule applicable to Traditional IRAs beginning at age 70 1/2. For the potential effects of violating these rules, see discussion of "Excess Contributions," below.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement. However, these withdrawals may be subject to a contingent withdrawal (surrender) charge as stated in your Contract. Also, the withdrawal may be taxable to an extent and, even if not taxable, may be subject to penalty in certain circumstances. See the discussion below under "Distributions from Roth IRAs" and "Penalty Tax on Premature Distributions."

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your Contract, surrender of your Contract and annuity payments from your Contract. Death benefits are also distributions.

The following distributions from Roth IRAs are free of income tax:

(1) Rollovers from a Roth IRA to another Roth IRA.

(2) Direct transfers from a Roth IRA to another Roth IRA (see "Rollovers and Direct Transfers" under "Contributions to Roth IRAs" above).

(3) "Qualified Distributions" from Roth IRAs. (See "Qualified Distributions from Roth IRAs," below).

(4) Return of excess contributions (see "Excess Contributions," below).

Qualified Distributions from Roth IRAs

Distributions from Roth IRAs made because of one of four qualifying events or reasons are not includable in income, provided a specified five-year holding or aging period is met. The qualifying events or reasons are the owner's attainment of age 59 1/2, the owner's death, the owner's disability, or a "qualified first-time homebuyer distribution" (as defined in the Code). Qualified first-time homebuyer distributions are limited to $10,000 lifetime in the aggregate from all Roth and Traditional IRAs of the taxpayer.

Five-Year Holding or Aging Period

The  applicable  five-year  holding  or  aging  period  depends  on the  type of contribution made to the Roth IRA. For Roth IRAs funded by regular contributions, or rollover or direct transfer contributions which are not directly or indirectly attributable to converted Traditional IRAs, any distribution made after the five-taxable-year period beginning with the first taxable year for which the individual made a regular contribution to any Roth IRA (whether or not the one from which the distribution is being made) meets the five-year holding or aging period.

For Roth IRAs funded directly or indirectly by converted Traditional IRAs, the applicable five-year holding period begins with the year of the conversion transaction.

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

Although there is currently no statutory prohibition against commingling regular contributions and conversion rollover contributions in any Roth IRA, or against commingling conversion rollover contributions made in more than one taxable year to Roth IRAs, the IRS strongly encourages individuals to maintain separate Roth IRAs for regular contributions and conversion rollover contributions. It also strongly encourages individuals to differentiate Roth conversion IRAs by conversion year. Under pending legislation which could be enacted with a retroactive effective date, aggregation of Roth IRAs by conversion year may be required. In the case of a Roth IRA which contains conversion rollover contributions and regular contributions, or conversion rollover contributions from more than one year, the five-year holding period would be reset to begin with the most recent taxable year for which a conversion contributions is made.

Non-qualified Distributions from Roth IRAs

Non-qualified distributions from Roth IRAs are any distributions which do not meet the qualifying event and five-year holding or aging period tests described above and are potentially taxable as ordinary income. In contrast to Traditional IRA distributions, which are assumed to be fully taxable, non-qualified distributions receive return-of-investment-first treatment. That is, there is tax only on the difference between (a) the amount of the distribution and (b) the amount of Roth IRA contributions (less any distributions previously recovered tax free), only after the (b) amount has been distributed.

Like Traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long- term capital gain treatment) available in certain cases to distributions from qualified plans.

Although the IRS has not yet issued complete guidance on all aspects of Roth IRAs, it is highly possible that individuals will be required to keep their own records of regular and conversion rollover contributions to all Roth IRAs in order to assure appropriate taxation. An individual making contributions to a Roth IRA in any taxable year, or receiving amounts from any Roth IRA may be required to file the information with the IRS and retain all income tax returns and records pertaining to such contributions until interests in Roth IRAs are fully distributed.

Required Minimum Distributions at Death

If you die before annuitization or before the entire amount of the Roth IRA has been distributed to you, distributions of your entire interest under the Roth IRA must be completed by December 31 of the fifth year after your death, unless payments to a designated beneficiary begin by December 31 of the year after your death and are made over the beneficiary's life or over a period which does not extend beyond the beneficiary's life expectancy. If your surviving spouse is the designated beneficiary, no distributions are required until after the surviving spouse's death.

Taxation of Death Benefit

Distributions received by a beneficiary are generally given the same tax treatment the individual would have received if distribution had been made to the individual.

Federal and State Income Tax Withholding from Roth IRA

In the case of distributions from a Roth IRA, we may not be able to calculate the portion of the distribution (if any) subject to tax. We may be required to withhold on the gross amount of the distribution unless you elect out of withholding as described in "Federal and State Income Tax Withholding" in Part 9 of the Prospectus.

PROHIBITED TRANSACTIONS

A Roth IRA may not be borrowed against or used as collateral for a loan or other obligation. See the discussion under "Tax-Qualified Individual Retirement Annuities (IRAs) -- Prohibited Transactions" in Part 9 of the Prospectus.

EXCESS CONTRIBUTIONS

Excess contributions to a Roth IRA are subject to a 6% excise tax for the year in which made and for each year thereafter until withdrawn. In the case of "regular" Roth IRA contributions, any contributions in excess of the amount permitted is an "excess contribution." (As discussed above under "Contributions to Roth IRAs --Regular Contributions to Roth IRAs," the amount permitted may be zero for persons over adjusted gross income limits, and is generally $2,000 -- or earnings if less --reduced by regular contributions made to Traditional IRAs.) In the case of rollover Roth IRA contributions, "excess contributions" are amounts which are not eligible to be rolled over (for example, conversion rollovers from a Traditional IRA for individuals with adjusted gross income in excess of $100,000 in the conversion year).

There is some uncertainty under current law regarding the adjustment of excess contributions to Roth IRAs. The rules applicable to Traditional IRAs, which may apply, provide that an excess contribution ("regular" or rollover)

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

which is withdrawn before the time for filing the individual's Federal income tax return for the tax year (includingextensions) is not includable in income and is not subject to the 10% penalty tax on early distributions (discussed below under "Penalty Tax on Premature Distributions"), provided any earnings attributable to the excess contribution are also withdrawn. The withdrawn earnings on the excess contribution, however, could be includable in the individual's gross income for the tax year in which the excess contribution from which they arose was made and could be subject to the 10% penalty tax. If excess contributions are not withdrawn before the time for filing the individual's Federal income tax return for the tax year (including extensions), the "regular" contributions may still be withdrawn after that time if the Roth IRA contribution for the tax year did not exceed $2,000 and no tax deduction was taken for the excess contribution; in that event, the excess contribution would not be includable in gross income and would not be subject to the 10% penalty tax.

Pending legislation, if enacted, would provide that a taxpayer has up until the due date of the Federal income tax return for a tax year (including extensions) to correct an excess contribution to a Roth IRA by doing a trustee-to-trustee transfer to a Traditional IRA of the excess contribution and the applicable earnings, as long as no deduction is taken for the contribution.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

The taxable portion of distributions from a Roth IRA made before you reach age 59 1/2 will be subject to an additional 10% Federal income tax penalty unless one of the following exceptions applies. There are exceptions for:

o  Your death,

o  Your disability,

o  Distributions used to pay certain extraordinary medical expenses,

o Distributions used to pay medical insurance premiums for certain unemployed individuals,

o Substantially equal payments made at least annually over your life (or your life expectancy), or over the lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method, and

o "Qualified first-time homebuyer distributions" as defined in the Code. The penalty exception applies, for example, if you have not met the five-year holding or aging period for the distribution to be completely tax free, and

o Distributions used to pay specified higher education expenses as defined in the Code.

Under pending legislation, if amounts converted from a Traditional IRA to a Roth IRA are withdrawn in the five-year period beginning with the year of conversion, to the extent attributable to amounts that were includable in income due to the conversion transaction, the amount withdrawn from the Roth IRA would be subject to the 10% early withdrawal penalty, even if the amount withdrawn from the Roth IRA is not includable in income because of the recovery-of-investment-first rule. However, if the recipient is eligible for one of the penalty exceptions listed above (e.g., being age 59 1/2 or older), no penalty will apply.

Such pending legislation also provides that an additional 10% penalty applies, apparently without exception, to withdrawals allocable to 1998 conversion transactions before the five-year exclusion date, in order to recapture the benefit of the prorated inclusion of Traditional IRA conversion income over the four-year period. See "Contributions to Roth IRAs -- Conversion Rollover Contributions to Roth IRAs." It is not known whether this legislation will be enacted in its current form, but it could be retroactive to January 1, 1998.

ILLUSTRATION OF GUARANTEED RATES

The   illustration   of  guaranteed   rates  shown  in  the   Prospectus   under
"Tax-Qualified   Individual  Retirement  Annuities  (IRAs)  --  Illustration  of
Guaranteed Rates" for a Traditional IRA is applicable to a Roth IRA.

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